    As filed with the Securities and Exchange Commission on November 5, 1999


                                                      Registration No. 333-79097
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------

                                AMENDMENT NO. 3

                                       TO
                                    FORM S-3
                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

                           -------------------------

                               WORLD ACCESS, INC.
             (Exact name of Registrant as specified in its charter)

                       DELAWARE                                              58-2398004
           (State or other jurisdiction of                                (I.R.S. Employer
            incorporation or organization)                              Identification No.)

                           945 EAST PACES FERRY ROAD
                                   SUITE 2200
                             ATLANTA, GEORGIA 30326
                                 (404) 231-2025
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                                 MARK A. GERGEL
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               WORLD ACCESS, INC.
                           945 EAST PACES FERRY ROAD
                                   SUITE 2200
                             ATLANTA, GEORGIA 30326
                                 (404) 231-2025
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                           -------------------------

                          COPIES OF COMMUNICATIONS TO:

                          LEONARD A. SILVERSTEIN, ESQ.
                           LONG ALDRIDGE & NORMAN LLP
                           5300 ONE PEACHTREE CENTER
                              303 PEACHTREE STREET
                          ATLANTA, GEORGIA 30308-3201
                                 (404) 527-4000

                           -------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the Registration Statement becomes effective.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

PROSPECTUS

                               WORLD ACCESS LOGO

                               WORLD ACCESS, INC.

                      473,060 SHARES OF WORLD ACCESS, INC.
                                  COMMON STOCK
                           -------------------------

                                 TERMS OF SALE


     This prospectus relates to the resale by their holders of shares of common stock of World Access, Inc. The common stock is listed on the Nasdaq National Market under the trading symbol "WAXS." On November 3, 1999, the last reported sale price of the common stock on the Nasdaq National Market was $13.19 per share.


     The principal executive offices of World Access are located at 945 East Paces Ferry Road, Suite 2200, Atlanta, Georgia 30326, and its telephone number is (404) 231-2025.

                           -------------------------

     THE COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                           -------------------------

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------


                            Dated November 5, 1999.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
PROSPECTUS SUMMARY..........................................    3
RISK FACTORS................................................    3
     Risk Factors Related to Us.............................    3
     Risk Factors Related to Our Equipment Group............    6
     Risk Factors Related to Our Telecommunications Group...    7
     Risk Factors Related to Our Common Stock...............   10
     Forward-Looking Statements.............................   10
RECENT DEVELOPMENTS.........................................   11
USE OF PROCEEDS.............................................   15
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
  STATEMENTS................................................   16
SELLING SECURITY HOLDERS....................................   26
PLAN OF DISTRIBUTION........................................   28
LEGAL MATTERS...............................................   29
EXPERTS.....................................................   29
WHERE YOU CAN FIND MORE INFORMATION.........................   30
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............   31
FINANCIAL STATEMENTS OF CHERRY COMMUNICATIONS INCORPORATED
  AND CHERRY COMMUNICATIONS U.K. LIMITED....................  F-1

                               PROSPECTUS SUMMARY

     THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED IN THIS PROSPECTUS AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. FOR A MORE COMPLETE UNDERSTANDING OF THIS OFFERING, WE ENCOURAGE YOU TO READ THIS PROSPECTUS IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

WORLD ACCESS, INC.

     We provide international long distance voice and data services and proprietary network equipment to the global telecommunications markets. Our World Access Telecommunications Group provides wholesale international long distance services through a combination of our own international network facilities, various international routing relationships and resale arrangements with other international long distance service providers. Our World Access Equipment Group develops, manufactures and markets network products that switch and transport voice, data and Internet traffic.

THE COMMON STOCK

     SECURITIES OFFERED. 473,060 shares of common stock of World Access offered for resale for the account of holders of common stock.

     TRADING. The common stock trades on the Nasdaq National Market under the symbol "WAXS."

PLAN OF DISTRIBUTION

     The holders of the shares of common stock offered by this prospectus may offer and sell them from time to time pursuant to this prospectus by any of the following methods:

     - through registered broker dealers on applicable exchanges or automated interdealer quotation systems at market prices prevailing at the time of the sale;

     - through privately negotiated transactions; or

     - through other methods described in this prospectus.

     The broker dealers may receive compensation in the form of commissions or otherwise in such amounts as may be negotiated between the selling security holders and the broker dealers. As of the date of this prospectus, the selling security holders have not reached any agreements for the resale of securities under this prospectus or the amount of any compensation to be paid to broker dealers in connection therewith.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the securities. Rather, the selling security holders will receive all proceeds, less any compensation payable by the selling security holders to broker dealers in the form of commissions or otherwise.

                                  RISK FACTORS

     You should carefully consider the following factors, in addition to the other information contained in this prospectus, in evaluating an investment in the common stock.

RISK FACTORS RELATED TO US

     OUR INABILITY TO INTEGRATE ACQUIRED COMPANIES COULD RESULT IN SUBSTANTIAL COSTS AND MAY DAMAGE OUR RELATIONSHIPS WITH OUR KEY CUSTOMERS AND EMPLOYEES. An element of our growth strategy is to acquire companies that complement or expand our existing business. If we are unable to successfully integrate acquired businesses, we may not be able to realize anticipated cost efficiencies, operational and other benefits in a timely manner, and we may incur substantial costs and delays or other operational, technical or financial problems. In addition, the failure to successfully integrate acquisitions may divert management's attention from our existing business and may damage our relationships with our key customers and employees.

     FUTURE ACQUISITIONS MAY SIGNIFICANTLY DECREASE OUR STOCKHOLDERS' PERCENTAGE OWNERSHIP IN WORLD ACCESS, REDUCE OUR PROFITABILITY AND HINDER OUR ABILITY TO RAISE CAPITAL. We may issue securities in future acquisitions that could significantly reduce our stockholders' equity ownership in World Access and reduce our earnings on a per share basis. We also may incur additional debt and amortization expense related to goodwill and other intangible assets acquired in future acquisitions. This additional debt and amortization expense may reduce significantly our profitability and hinder our ability to raise capital in the future.

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

     WE MAY BE UNABLE TO MANAGE EFFECTIVELY OUR RAPID GROWTH, WHICH MAY MATERIALLY ADVERSELY AFFECT THE QUALITY OF OUR PRODUCTS AND SERVICES AND OUR ABILITY TO RETAIN KEY PERSONNEL. Our rapid growth from recent acquisitions and the expansion of our operations has placed significant demands on our resources. If we are unable to manage our growth effectively, the quality of our products and services and our ability to retain key personnel could be materially adversely affected. To successfully manage our growth, we will need to continue to improve our operational, financial and management information systems and to motivate and effectively manage our employees.

     WE MAY SUSTAIN MATERIAL LIABILITY AS A RESULT OF STOCKHOLDER SUITS AGAINST US. Following our announcement in January 1999 regarding our earnings expectations for the quarter and year ended December 31, 1998 and the subsequent decline in the price of our common stock, a number of stockholders filed class action complaints against us. The plaintiffs alleged violations of the federal securities laws and have requested an unspecified amount of damages in their complaints. We may have to pay substantial damages if the plaintiffs are successful in their actions.

     RESTRICTIONS UNDER OUR CREDIT FACILITY MAY REQUIRE US TO MAKE BUSINESS DECISIONS THAT ARE ADVERSE TO OUR LONG TERM INTERESTS AND THE INTERESTS OF OUR STOCKHOLDERS. Restrictions under our $75.0 million revolving line of credit facility may require us to make business decisions that are adverse to our long term interests and to the interests of the holders of our common stock, including the holders of the shares purchased pursuant to this prospectus. For example, we generally must obtain the lenders' consent and sometimes prepay a portion of the outstanding debt under the credit facility before we can issue securities, enter into acquisitions for cash or securities, dispose of our assets or incur additional debt. We also must maintain certain operating ratios and achieve specified financial thresholds.

     Upon a default under our credit facility, the lenders may require us to immediately repay the entire amount outstanding under the credit facility. If we cannot repay these borrowings, we may need to seek the protection of the federal bankruptcy laws to continue operating our business. Even if we were able to repay all amounts owed under the credit facility, our business, financial condition and results of operations would be materially adversely affected due to the resulting loss in liquidity. In addition, in the event of a default under the credit facility that we do not cure, the lenders could foreclose on the collateral securing our obligations, which would result in the lenders owning and having effective control over our operations.

     AS A HOLDING COMPANY, OUR LIQUIDITY COULD BE ADVERSELY AFFECTED IF OUR SUBSIDIARIES ARE UNABLE TO DISTRIBUTE MONEY TO US. As a holding company without significant income from operations, we are dependent upon the income from our operating subsidiaries to meet our operating expenses. If our operating subsidiaries are unable to pay dividends or otherwise distribute amounts to us sufficient to cover our operating expenses, then we may be subject to liquidity problems, even if, on a consolidated basis, our operating subsidiaries are profitable.

     WE MAY LOSE MARKET SHARE AND FACE PRICING PRESSURES IF WE ARE NOT ABLE TO COMPETE SUCCESSFULLY WITH OTHER TELECOMMUNICATIONS FIRMS. The segments of the telecommunications industry in which we operate are intensely competitive. We believe that competition will continue to increase, placing downward pressure on prices, thus adversely affecting our gross margins. Many of the long distance providers and telecommunications equipment manufacturers with whom we compete have significantly more extensive engineering, manufacturing, marketing, financial and technical resources than we. We are uncertain whether we can continue to compete successfully with our competitors.

     Additionally, the telecommunications industry is in a period of rapid technological evolution, marked by the introduction of competitive product and service offerings, such as the utilization of the Internet for international voice and data communications. Technological developments by our competitors may challenge our competitive position or increase the amount of expenditures that will be required for us to respond to a rapidly changing technological environment.


     IF WE ARE UNABLE TO PROTECT AND MAINTAIN THE COMPETITIVE ADVANTAGE OF OUR INTELLECTUAL PROPERTY RIGHTS, WE MAY INCUR SIGNIFICANT LICENSING COSTS OR BE PRECLUDED FROM MANUFACTURING OR SELLING OUR PRODUCTS. We rely on contractual rights, trade secrets, trademarks and copyrights to establish and protect our proprietary rights in our products. In the future, we may be required to bring or defend against litigation to enforce any patents issued or assigned to us, to protect trademarks, trade secrets and other intellectual property rights we own, to defend against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Regardless of the ultimate outcome, any litigation could be costly and could divert management's attention from the operations of our business. Adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties or prevent us from manufacturing or selling our products, any of which could have a material adverse effect on our business, financial condition and results of operations.


     WE MAY INCUR SUBSTANTIAL COSTS IF A THIRD PARTY CLAIMS THAT ANY OF OUR PRODUCTS INFRINGE UPON ITS PATENTS. Software comprises a substantial portion of the technology in our products. The scope of protection accorded to patents covering software-related inventions is evolving and is subject to a degree of uncertainty that may increase our risk of litigation and costs if we discover the existence of third party patents related to our software products or if such patents are asserted against us in the future.



     Although we presently hold several patents for certain of our existing products and have several patent applications pending, not all of our products are covered by patents. We have not conducted a formal patent search relating generally to the technology used in our products. In addition, since a patent application in the United States is not publicly disclosed until the patent is issued and foreign patent applications generally are not publicly disclosed for at least a portion of the time that they are pending, applications may have been filed which, if issued as patents, would relate to our products.



     IF WE ARE UNABLE TO ATTRACT AND RETAIN QUALIFIED MANAGEMENT AND TECHNICAL PERSONNEL, WE MAY NOT BE ABLE TO SUCCESSFULLY OPERATE OUR BUSINESS. We are highly dependent on the services of several key executive officers and technical employees, particularly John D. Phillips, our Chief Executive Officer. In addition, we will need to hire additional skilled personnel to support the continued growth of our business. The market for skilled personnel, especially those with the technical abilities we require, is currently very competitive, and we must compete with much larger companies with significantly greater resources to attract and retain these persons. If we are unable to retain the services of Mr. Phillips and other key management and technical personnel or to attract such personnel in the future, we may not be able to successfully operate our business.


     GOVERNMENT REGULATORY POLICIES MAY INCREASE PRICING PRESSURES IN OUR INDUSTRY AND DECREASE DEMAND FOR OUR SERVICES AND PRODUCTS. We expect that government regulatory policies, including the Telecommunications Act of 1996, are likely to continue to have a major impact on the pricing of both existing and new public network services and possibly accelerate the entrance of new competitors and consolidation of the industry. These trends may decrease demand for our services and products that support these services. Tariff rates, whether determined autonomously by telecommunications service providers or in response to regulatory directives, may affect the cost effectiveness of deploying public network services. User uncertainty regarding future policies may also decrease demand for our telecommunications products and services.

     OUR SIGNIFICANT RELIANCE ON INTERNATIONAL SALES COULD RESULT IN LOST REVENUE AND INCREASED COSTS BECAUSE OF INTERNATIONAL REGULATORY CHANGES, POLITICAL AND ECONOMIC INSTABILITY AND DIFFICULTY IN COLLECTION EFFORTS. International sales represented approximately 10.1% of our total sales in the six months ended June 30, 1999 and 14.8% of our total sales in the year ended December 31, 1998. We intend to increase our international sales, which are subject to inherent risks, including:

     - unexpected changes in regulatory requirements, tariffs or other barriers;

     - difficulties in staffing and managing foreign operations;

     - longer payment cycles;

     - unstable political and economic environments;

     - greater difficulty in accounts receivable collection;

     - potentially adverse tax consequences;

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

     - dependence on foreign partners; and

     - fluctuations in foreign currency values.

     WE MAY FACE LIABILITY UNDER THE FOREIGN CORRUPT PRACTICES ACT. The international operations of our Telecommunications Group are subject to the Foreign Corrupt Practices Act, which generally prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business. We may face liability under the Foreign Corrupt Practices Act as a result of past or future actions taken without the knowledge of our Telecommunications Group by agents, strategic partners and other intermediaries.


     OUR CERTIFICATE OF INCORPORATION AND BYLAWS COULD MAKE IT LESS LIKELY THAT OUR STOCKHOLDERS RECEIVE A PREMIUM FOR THEIR SHARES IN AN UNSOLICITED TAKEOVER ATTEMPT. Certain provisions of our restated certificate of incorporation and our restated bylaws could discourage unsolicited acquisition proposals or delay or prevent a change in control resulting in our stockholders receiving a lower premium for their shares in any such attempt or in our market price per share and the voting and other rights of our stockholders being adversely affected. Currently, those provisions include a classified Board of Directors, a prohibition on written consents in lieu of meetings of the stockholders and the authorization to issue up to 150,000,000 shares of common stock and up to 10,000,000 shares of preferred stock, with the Board having the authority to designate the rights, preferences and limitations of the preferred stock.


     WE MAY LOSE REVENUE OR INCUR ADDITIONAL COSTS BECAUSE OF A FAILURE TO ADEQUATELY ADDRESS THE YEAR 2000 ISSUE. Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000.

     We are in the final phase of completing our Year 2000 Readiness Plan which is the remediation phase. Until we have completed our verification testing of our remediation efforts, we cannot be certain that our efforts to address Year 2000 issues are appropriate, adequate or complete. In addition, we may be adversely affected by Year 2000 problems experienced by suppliers or customers. Although we are conducting an external review of third parties with whom we do business, we are limited in our ability to determine the ability of these parties to address Year 2000 issues.

     As a result, we may suffer various consequences, including:

     - We may experience a significant number of operational inconveniences and inefficiencies for us, our customers and our suppliers that may divert our time and attention and financial and human resources from our ordinary business activities;

     - We and companies on which we rely may suffer serious system failures that may require significant efforts by us, our customers and our suppliers to prevent or alleviate material business disruptions; and

     - We may experience a significant loss of revenues or incur a significant amount of unanticipated expenses.

RISK FACTORS RELATED TO OUR EQUIPMENT GROUP

     THE LOSS OF, OR A MATERIAL REDUCTION IN ORDERS BY, ONE OR MORE OF OUR EQUIPMENT GROUP'S KEY CUSTOMERS COULD MATERIALLY DECREASE OUR REVENUES. A small number of customers historically has accounted for a significant percentage of our Equipment Group's total sales. For the six months ended June 30, 1999, one customer accounted for 10.1% of our Equipment Group's total sales and our top ten customers accounted for 51.8% of total sales. For the year ended December 31, 1998, no customer individually accounted for more than 10.0% of our Equipment Group's total sales and our top ten customers accounted for 30.1% of our Equipment Group's total sales. Our customers typically are not obligated contractually to purchase any quantity of products or services in any particular period. The loss of, or a material reduction in orders by, one or more key customers could materially decrease our revenues.

     RAPID TECHNOLOGICAL DEVELOPMENT AND NEW PRODUCTS INTRODUCED BY OUR COMPETITORS COULD MAKE OUR PRODUCTS OBSOLETE. Our failure to introduce new products and services and to respond to industry changes on a timely and cost effective basis could make our products obsolete and could impair our ability to meet the demands of our customers. The introduction and marketing of new

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

or enhanced products and services require us to manage the transition from existing products in order to minimize disruption in customer purchasing patterns. There can be no assurance that we will successfully manage the transition to new or enhanced products or services. Further, there can be no assurance that products, services or technologies developed by others will not render our products, services or technologies obsolete.

     From time to time, we or our competitors may announce new products, services, capabilities or technologies that have the potential to replace or shorten the life cycle of our existing product and service offerings. There can be no assurance that announcements of product enhancements or new product or service offerings will not cause customers to defer purchasing our existing products or cause resellers to return products. Any such deferrals, cancellations or returns could materially decrease our revenues.

     OUR NEW PRODUCTS MAY CONTAIN UNDETECTED ERRORS RESULTING IN THE LOSS OR DELAY OF MARKET ACCEPTANCE OF OUR PRODUCTS. Products as complex as ours may contain undetected errors or failures when first introduced or as new versions are released. Such errors have occurred in our products in the past. The occurrence of these errors could result in the following:

     - the loss or delay in market acceptance of our products;

     - the diversion of development resources;

     - damage to our reputation; or

     - increased service or warranty costs.

     OUR RELIANCE ON THIRD PARTY SUPPLIERS FOR CERTAIN PRODUCTS AND KEY COMPONENTS COULD HINDER OUR ABILITY TO SATISFY CUSTOMER DEMANDS OR OUR GROWTH OBJECTIVES. Failure to obtain products and key components from third party suppliers on a timely and cost effective basis could have a material adverse effect on our business, financial condition and results of operations. We purchase substantially all of our components and other parts from suppliers on a purchase order basis and do not maintain long-term supply arrangements. We obtain several components, primarily custom hybrid integrated circuits, from a single source. Accordingly, there can be no assurance that we will be able to continue to obtain sufficient quantities of products or key components as required or that these products or key components, if obtained, will be available to us on commercially favorable terms.

     DELAYS AND COSTS INCURRED IN ACHIEVING COMPLIANCE WITH GOVERNMENT REGULATIONS AND EVOLVING INDUSTRY STANDARDS COULD ADVERSELY AFFECT OUR REVENUES. Any products' failure to comply with the various existing and evolving regulations and industry standards or the delays and costs incurred in achieving compliance with these regulations and standards could materially decrease our revenues, increase our costs and reduce our profitability. Our products must meet a significant number of voice and data communications regulations and standards, some of which are evolving as new technologies are deployed. In the United States, these products and services must comply with various regulations promulgated by the Federal Communications Commission, as well as with standards established by Bell Communications Research. Internationally, our products and services must comply with standards established by telecommunications authorities in various countries, as well as with recommendations of the International Telecommunications Union.

RISK FACTORS RELATED TO OUR
TELECOMMUNICATIONS GROUP

     OUR TELECOMMUNICATIONS GROUP MAY LOSE SOME EXISTING AND POTENTIAL CUSTOMERS BECAUSE OF COMPETITION AND CONSOLIDATION. A majority of the U.S.-based international telecommunications services revenue is currently generated by AT&T and Sprint Corporation. Our Telecommunications Group also competes with MCI WorldCom, Pacific Gateway Exchange, Inc. and other foreign and U.S.-based long distance providers, including the regional Bells, which presently have FCC authority to resell and route international telecommunication services originating outside of their respective in-region states. Many of these competitors have considerably greater financial and other resources and more extensive domestic and international communications networks than our Telecommunications Group. Our business would be materially adversely affected to the extent that a significant number of such customers limit or cease doing business with our Telecommunications Group for competitive or other reasons. Consolidation in the telecommunications industry could not only create even larger competitors with greater financial and other resources, but could also adversely affect us by reducing the number of

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

potential customers for our Telecommunications Group's services.

     TERMINATION OF OUR CARRIER SERVICE AGREEMENT WITH WORLDCOM NETWORK SERVICES COULD MATERIALLY ADVERSELY AFFECT OUR REVENUES. Our Telecommunications Group has entered into a Carrier Service Agreement with WorldCom Network Services, Inc., a wholly owned subsidiary of MCI WorldCom pursuant to which WorldCom Network Services purchases international long distance services on a wholesale basis. WorldCom Network Services presently provides a significant portion of our service revenues. Termination of the Service Agreement, or any reduction in services provided thereunder, could materially decrease our revenues. WorldCom Network Services is obligated to purchase from our Telecommunications Group at least $25 million a month of such services, provided the services are of acceptable quality and the rates quoted are at least equal to the rates WorldCom Network Services is obtaining from other third party providers. The service agreement is for a one-year term but automatically renews each month, subject to a one year termination notice. Revenues attributable to the Service Agreement for the first six months of 1999 comprised approximately 70% of total revenues of our Telecommunications Group for this period.

     TECHNICAL DIFFICULTIES WITH OR FAILURES IN OUR NETWORK COULD RESULT IN DISSATISFIED CUSTOMERS AND LOSS OF REVENUE. Technical difficulties with or failures in our telecommunications network could result in dissatisfied customers and lost revenue. For example, a failure in a portion of our network could prevent us from delivering telephone calls initiated by our customers. Additionally, technical difficulties with the network could cause the loss of call detail record information, which is the basis for our Telecommunications Group's ability to process and substantiate customer billings. Components of our Telecommunications Group's network have failed in the past which have had a material adverse effect on our Telecommunications Group's operating results. There can be no assurance that similar or other failures will not occur in the future.

     LIMITED LONG-TERM PURCHASE AND RESALE AGREEMENTS AND PRICING PRESSURES FOR TRANSMISSION CAPACITY COULD ADVERSELY AFFECT OUR GROSS MARGINS. A substantial portion of transmission capacity used by our Telecommunications Group is obtained on a variable, per minute and short-term basis, subjecting our Telecommunications Group to the possibility of unanticipated price increases and service cancellations. Since our Telecommunications Group does not generally have long-term arrangements for the purchase or resale of international long distance services, and since rates fluctuate significantly over short periods of time, our Telecommunications Group's gross margins are subject to significant fluctuations over short periods of time. Our Telecommunications Group's gross margins also may be negatively impacted in the longer term by competitive pricing pressures.

     FOREIGN GOVERNMENTS MAY ATTEMPT TO PREVENT OUR TELECOMMUNICATIONS GROUP FROM CONDUCTING ITS BUSINESS. Governments of many countries exercise substantial influence over various aspects of the telecommunications market. In some cases, the government owns or controls companies that are or may become competitors of our Telecommunications Group or companies, such as national telephone companies, upon which our Telecommunications Group and our foreign partners may depend for required interconnections to local telephone networks and other services. Accordingly, government actions in the future could have a material adverse effect on our Telecommunications Group's operations. In highly regulated countries in which our Telecommunications Group is not dealing directly with the dominant local exchange carrier, the dominant carrier may have the ability to route service to our Telecommunications Group or our foreign partner and, if this occurs, we may have limited or no recourse. In countries where competition is not yet fully established and our Telecommunications Group is dealing with an alternative operator, foreign laws may prohibit or impede new operators from offering services in these markets.

     We currently plan to expand our Telecommunications Group's foreign operations as these markets increasingly permit competition. The nature, extent and timing of our foreign operations, however, will be determined, in part, by the actions taken by foreign governments to permit competition and the response of incumbent carriers to these efforts. The regulatory authorities in these countries may not provide our Telecommunications Group with practical opportunities to compete in the near future, or at all, and we may

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

not be able to take advantage of any such liberalization in a timely manner.

     CERTAIN OF OUR TELECOMMUNICATIONS GROUP'S ARRANGEMENTS WITH FOREIGN OPERATORS MAY BE INCONSISTENT WITH FCC POLICIES AND COULD SUBJECT US TO MONETARY PENALTIES OR TERMINATION OF NONCOMPLIANT AGREEMENTS. The FCC could determine, by its own actions or in response to a third party's filing, that certain of our Telecommunications Group's services, service arrangements, agreements with foreign carriers, network-based or resale services or reports do not or did not comply with FCC policies and rules. If this occurred, the FCC could order us to terminate noncompliant arrangements, fine us or revoke our authorizations.


     RECENT FCC ACTIONS MAY ADVERSELY AFFECT OUR TELECOMMUNICATIONS GROUP BY INCREASING COMPETITION, WHICH MAY INCREASE PRICING PRESSURES AND DECREASE DEMAND FOR OUR SERVICES. Recent FCC rulemaking orders and other actions have lowered the entry barriers for new carriers and resale international carriers by streamlining the processing of new applications and by eliminating the international settlements policy for arrangements with foreign carriers that lack market power and on other selected routes. In addition, the FCC's rules implementing the World Trade Organization Basic Telecommunications Agreement presume that competition will be advanced by the U.S. entry of carriers and resale carriers from World Trade Organization member countries, thus further increasing the number of potential competitors in the U.S. market and the number of carriers which may also offer end-to-end services. Increased competition may increase pricing pressures, reduce our margins and decrease demand for our services.


     FCC INTERVENTION REGARDING THE SETTLEMENT RATES CHARGED BY FOREIGN CARRIERS MAY DISRUPT OUR TRANSMISSION ARRANGEMENTS TO CERTAIN COUNTRIES. The FCC recently has sought to reduce the foreign routing costs of U.S. international carriers by prescribing maximum or benchmark settlement rates which foreign carriers may charge U.S. carriers for routing telecommunications traffic. The FCC's benchmarks order was recently upheld by the U.S. Court of Appeals for the District of Columbia Circuit. The FCC's action may reduce our Telecommunications Group's settlement costs, although the costs of other U.S. international carriers also may be reduced in a similar fashion. The FCC has not stated how it will enforce the new settlement benchmarks if U.S. carriers are unsuccessful in negotiating settlement rates at or below the prescribed benchmarks. Any future FCC intervention could disrupt our Telecommunications Group's transmission arrangements to certain countries or require our Telecommunications Group to modify its existing arrangements.

     AN FCC ORDER CURRENTLY UNDER REVIEW MAY AFFECT OUR ABILITY TO PRICE OUR SERVICE OFFERINGS. The Telecommunications Act of 1996 permits the FCC to forbear enforcement of the tariff provisions in such act, which apply to all interstate and international carriers, and the U.S. Court of Appeals for the District of Columbia Circuit is currently reviewing an FCC order directing all domestic interstate carriers to de-tariff their offerings. The FCC's order, which is stayed pending the court's review, only applies to domestic services. However, subject to the court's decision, the FCC may forbear its current tariff rules for U.S. international carriers, such as our Telecommunications Group, or order these carriers to de-tariff their services. In that event, our Telecommunications Group would have greater flexibility in pricing its service offerings and to compete, although any such FCC action likely would grant other non-dominant international carriers equivalent freedom. The FCC routinely reviews the contribution rate for various levels of regulatory fees, including the rate for fees levied to support universal service, which fees may be increased in the future for various reasons, including the need to support the universal service programs mandated by The Telecommunications Act of 1996, the total costs for which are still under review by the FCC.

     REGULATION OF CUSTOMERS MAY MATERIALLY ADVERSELY AFFECT OUR REVENUES BY DECREASING THE VOLUME OF TRAFFIC OUR TELECOMMUNICATIONS GROUP RECEIVES FROM MAJOR CUSTOMERS. Our Telecommunications Group's customers are also subject to actions taken by domestic or foreign regulatory authorities that may affect the ability of customers to deliver traffic to our Telecommunications Group. Regulatory sanctions have been imposed on certain of our Telecommunications Group's customers in the past. Future regulatory actions could materially adversely affect the volume of traffic received from a major customer, which could materially decrease our revenues.

RISK FACTORS RELATED TO OUR COMMON STOCK

     THE PRICE OF OUR COMMON STOCK HAS BEEN VOLATILE AND COULD CONTINUE TO FLUCTUATE SUBSTANTIALLY. Our common stock is traded on the Nasdaq National Market. The market price of our common stock has been volatile and could fluctuate substantially based on a variety of factors, including the following:

     - announcements of new products or technological innovations by us or others;

     - variations in our results of operations;

     - the gain or loss of significant customers;

     - the timing of acquisitions of businesses or technology licenses;

     - legislative or regulatory changes;

     - general trends in the industry;

     - market conditions; and

     - analysts' estimates and other events in our industry.

     In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market price for many technology companies and that have often been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

     SIGNIFICANT VARIANCE IN OUR QUARTERLY OPERATING RESULTS COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK. In future quarters, our results of operations may fail to meet the expectations of market analysts and investors, which may adversely affect the price of our common stock. Our quarterly operating results have varied significantly in the past and are expected to do so in the future.

     In response to competitive pressures or new product and service introductions, we may take certain pricing or marketing actions that could materially adversely affect our quarterly operating results. We base our expense levels, in part, on our expectations of future sales. If future sales levels are below expectations, then we may be unable to adjust spending sufficiently in a timely manner to compensate for the unexpected sales shortfall.

     Accordingly, we believe that you should not rely upon period-to-period comparisons of our operating results as an indication of our future performance. In addition, the operating results of any quarterly period are not indicative of results that you should expect for a full fiscal year. Historically, we have generated a disproportionate amount of our operating revenues toward the end of each quarter, making precise prediction of revenues and earnings particularly difficult and resulting in risk of variance of actual results from those forecast at any time.

FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference in this prospectus contain certain information regarding our plans and strategies that are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. When used in this prospectus or in the documents incorporated by reference, the words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar terms and/or expressions are intended to identify forward-looking statements. These statements reflect our assessment of a number of risks and uncertainties and our actual results could differ materially from the results anticipated in these forward-looking statements. Any forward-looking statement speaks only as of the date of this prospectus or the documents incorporated by reference, and we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of an unanticipated event.

                              RECENT DEVELOPMENTS


FACILICOM MERGER



     On August 17, 1999 we announced that we had entered into a definitive merger agreement with FaciliCom International, Inc., a privately owned company that is a leading facilities-based provider of European and U.S. originated international long-distance voice, data and Internet services. Pursuant to the terms of the agreement, the shareholders of FaciliCom will receive the following consideration:



     - an amount of cash and/or our common stock equal in value to $56.0 million;



     - approximately 369,400 shares of our Convertible Preferred Stock, Series C, which has a fair value of $266.0 million; and



     - approximately 520,000 vested options that each may be exercised for one share of our common stock at an average exercise price of $3.06 per share.



Once this transaction has been completed, former FaciliCom shareholders will hold approximately 24% of our common stock on an as-converted basis. The Preferred Stock bears no dividend and is convertible into shares of our common stock at a conversion rate of $20.38 per common share, subject to adjustment in the event of below market issuances of our common stock, stock dividends, subdivisions, combinations, reclassifications and other distributions with respect to our common stock. If the closing trading price of our common stock exceeds $20.38 per share for 60 consecutive trading days, the Preferred Stock will automatically convert into common stock. Initially, the holders of the Preferred Stock will be entitled to elect four new directors to our Board of Directors. Except for the election of directors, the holders of the Preferred Stock will vote on an as-converted basis with the holders of our common stock.



     The closing of the transaction is conditioned upon a majority of the holders of FaciliCom 10 1/2% Series B Senior Notes due 2008 agreeing to waive put rights and defaults triggered by the merger and amend the indenture governing the FaciliCom notes to provide additional flexibility under the limitation on indebtedness and limitation on asset sales covenants of the indenture. On October 12, 1999, we entered into an agreement with FaciliCom and the holders of a majority in interest of the FaciliCom notes in which we agreed, under certain circumstances, to make an exchange offer for the outstanding FaciliCom notes for the exchange consideration and those holders agreed to tender their FaciliCom notes in exchange for the exchange consideration. Under the terms of the exchange offer, each $1,000 principal amount of FaciliCom notes will be exchanged for:



     (1) $1,000 principal amount of exchange notes, which have terms and conditions substantially identical in all material respects to the terms of the outstanding FaciliCom notes except:



        - we, and not FaciliCom, are responsible for payment of all amounts due on the exchange notes;



        - the interest rate we will pay on the exchange notes is 13.25% per annum;



        - we will be obligated to make an offer to purchase the exchange notes at a price of 100% of the principal amount with the cash proceeds from any individual asset sale that exceeds $15.0 million;



        - the amounts we must pay to redeem the exchange notes prior to 2006 are greater than the equivalent payments under the FaciliCom notes; and



        - the covenants in the indenture governing the terms of the exchange notes allow us more flexibility to incur indebtedness, make some restricted payments, enter into some transactions with our affiliates, permit restrictions on the payment of dividends, conduct our telecommunications equipment business and undertake some asset sales than was allowed under the FaciliCom indenture;



     (2) such number of shares of our common stock having an aggregate market value of $50; and



     (3) a cash payment of $10.

     The transaction is also subject to the following conditions:



     - approval of our shareholders;



     - expiration of applicable waiting periods under applicable antitrust and anticompetition laws in Sweden, Germany and Finland; and



     - approval of the transfer to World Access of FaciliCom's telecommunications licenses by the Federal Communications Commission and other applicable regulatory authorities.



WorldCom Network Services, Inc., The 1818 Fund III, L.P. and John D. Phillips, which represent in the aggregate approximately 24% of the current voting power of our common stock, have entered into a Voting Agreement whereby they have committed to vote in favor of the merger. Armstrong International Telecommunications, Inc., Epic Interests, Inc. and BFV Associates, Inc., which are the majority stockholders of FaciliCom, have already approved the merger. The merger is expected to close in the fourth quarter of 1999 and will be accounted for as a purchase transaction.



     On October 13, 1999 we announced that we received commitments from a group of institutional and sophisticated investors to purchase $75.0 million of our common stock in a private transaction that is conditioned upon, among other things, and will close simultaneously with our pending merger with FaciliCom. We intend to issue this common stock pursuant to the exemption from registration requirements provided by Section 4(2) of the Securities Act as a transaction not involving a public offering. Promptly after the closing of this private placement and our merger with FaciliCom, we expect to register the $75.0 million of common stock for resale by the investors under the Securities Act. We will use the majority of the proceeds from this private placement to fund the cash portion of the FaciliCom merger, including related fees and expenses. The common stock to be issued will be priced at the average trading value of our common stock during a five day period prior to the closing of the FaciliCom merger, with the purchase price to be no lower than $13.00 per share and no higher than $17.00 per share.

WORLD ACCESS FISCAL THIRD QUARTER RESULTS



     On October 28, 1999, we announced the financial results of our third quarter of 1999. The unaudited financial information of World Access presented below, in the opinion of World Access management, include all the significant normal and recurring adjustments necessary for fair presentation of the financial position and results of operations for the periods presented (in thousands, except per share data).



                                                              THREE MONTHS ENDED     NINE MONTHS ENDED
                                                                 SEPTEMBER 30,         SEPTEMBER 30,
                                                              -------------------   -------------------
                                                                1999       1998       1999       1998
                                                              --------    -------   --------   --------
                                                                             (UNAUDITED)
STATEMENT OF CONTINUING OPERATIONS DATA:
Carrier service revenues....................................  $130,470    $   629   $329,361   $  1,892
Equipment sales.............................................    72,569     35,619    194,929     92,303
                                                              --------    -------   --------   --------
         Total Sales........................................   203,039     36,248    524,290     94,195
Cost of carrier services....................................   112,508        590    287,777      1,631
Cost of services network....................................     4,006         38     13,969        114
Cost of equipment sold......................................    42,234     18,395    110,924     47,748
Amortization of acquired technology.........................     1,200         --      3,600         --
                                                              --------    -------   --------   --------
         Total Cost of Sales................................   159,948     19,023    416,270     49,493
                                                              --------    -------   --------   --------
         Gross Profit.......................................    43,091     17,225    108,020     44,702
Research and development....................................     4,509      1,778     13,282      4,256
Selling, general and administrative.........................    15,596      4,938     43,105     11,493
Amortization of goodwill....................................     3,346        927      9,715      2,402
Provision for doubtful accounts.............................     1,410        166      2,840        410
In-process research and development.........................        --         --         --     35,400
Restructuring and other charges.............................        --         --         --        590
                                                              --------    -------   --------   --------
         Operating Income (Loss)............................    18,230      9,416     39,078     (9,849)
Gain on sale of securities..................................     8,704         --      8,704         --
Interest and other income...................................     1,123        857      2,629      2,827
Interest expense............................................    (2,790)    (1,641)    (7,394)    (4,599)
                                                              --------    -------   --------   --------
         Income (Loss) From Continuing Operations Before
           Income Taxes and Minority Interests..............    25,267      8,632     43,017    (11,621)
Income taxes................................................    11,013      3,473     20,370      9,379
                                                              --------    -------   --------   --------
         Income (Loss) From Continuing Operations Before
           Minority Interests...............................    14,254      5,159     22,647    (21,000)
Minority interests in earnings of subsidiary................        --      1,090         --      2,623
                                                              --------    -------   --------   --------
         Income (Loss) From Continuing Operations(1)........    14,254      4,069     22,647    (23,623)
Net income (loss) from discontinued operations..............       (49)     2,962       (702)     2,922
Write-down of discontinued operations to net realizable
  value.....................................................        --         --    (13,662)        --
                                                              --------    -------   --------   --------
         Net Income (Loss)..................................    14,205      7,031      8,283    (20,701)
Preferred stock dividends...................................       784         --      1,197         --
                                                              --------    -------   --------   --------
         Net Income (Loss) Available to Common
           Stockholders.....................................  $ 13,421    $ 7,031   $  7,086   $(20,701)
                                                              ========    =======   ========   ========
Income (Loss) Per Common Share:
  Basic:
    Continuing Operations...................................  $   0.37    $  0.19   $   0.59   $  (1.16)
    Discontinued Operations.................................        --       0.14      (0.39)      0.14
                                                              --------    -------   --------   --------
    Net Income (Loss).......................................  $   0.37    $  0.33   $   0.20   $  (1.02)
                                                              ========    =======   ========   ========
  Diluted:
    Continuing Operations(1)................................  $   0.33    $  0.19   $   0.56   $  (1.16)
    Discontinued Operations.................................        --       0.13      (0.35)      0.14
                                                              --------    -------   --------   --------
    Net Income (Loss).......................................  $   0.33    $  0.32   $   0.21   $  (1.02)
                                                              ========    =======   ========   ========
Weighted Average Shares Outstanding:
  Basic                                                         36,509     21,249     36,245     20,346
                                                              ========    =======   ========   ========
  Diluted                                                       43,491     25,144     40,048     20,346
                                                              ========    =======   ========   ========

                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                   1999            1998
                                                              --------------   ------------
                                                               (UNAUDITED)
BALANCE SHEET DATA:

ASSETS
Current Assets:
  Cash and equivalents......................................     $107,841        $ 55,176
  Accounts receivable.......................................      123,382          70,485
  Inventories...............................................       40,337          48,591
  Other current assets......................................       55,041          58,566
                                                                 --------        --------
          Total Current Assets..............................      326,601         232,818
Property and equipment......................................       63,390          63,602
Goodwill and other intangibles..............................      306,930         298,780
Other assets................................................       30,683          18,612
                                                                 --------        --------
          Total Assets......................................     $727,604        $613,812
                                                                 ========        ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Short-term debt...........................................     $ 13,755        $ 17,989
  Accounts payable..........................................       75,438          36,418
  Other accrued liabilities.................................       47,595          52,825
                                                                 --------        --------
          Total Current Liabilities.........................      136,788         107,232
Long-term debt..............................................      140,926         137,864
Noncurrent liabilities......................................        7,986           8,133
                                                                 --------        --------
          Total Liabilities.................................      285,700         253,229
                                                                 --------        --------
Stockholders' Equity........................................      441,904         360,583
                                                                 --------        --------
          Total Liabilities and Stockholders' Equity........     $727,604        $613,812
                                                                 ========        ========


---------------


(1) Income from continuing operations for the three and nine months ended September 30, 1999 includes a one-time net gain of approximately $5.3 million or $0.12 per diluted share from the sale of securities.



FACILICOM FISCAL FOURTH QUARTER RESULTS



     On November 4, 1999, FaciliCom announced the results of their fourth quarter of fiscal 1999. The unaudited financial information of FaciliCom presented below, in the opinion of FaciliCom management, include all the significant normal and recurring adjustments necessary for fair presentation of the financial position and results of operations for the periods presented (in thousands).

                                                        THREE MONTHS ENDED     TWELVE MONTHS ENDED
                                                           SEPTEMBER 30,          SEPTEMBER 30,
                                                        -------------------   ----------------------
                                                          1999       1998        1999         1998
                                                        --------   --------   -----------   --------
                                                            (UNAUDITED)       (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues..............................................  $124,071   $ 67,100    $403,766     $184,246
Cost of revenues......................................   111,325     64,479     368,578      178,952
                                                        --------   --------    --------     --------
  Gross margin........................................    12,746      2,621      35,188        5,294
Selling, general and administrative...................    14,676     12,514      55,030       34,347
Staff restructuring expense...........................       634         --         634           --
Stock-based compensation expense......................     3,247        311       3,611        6,017
Depreciation and amortization.........................    12,863      3,502      29,758        8,816
                                                        --------   --------    --------     --------
  Operating loss......................................   (18,674)   (13,706)    (53,845)     (43,886)
Interest expense......................................    (8,717)    (8,073)    (34,407)     (22,612)
Interest income.......................................       710      2,558       4,356        8,152
Other income..........................................        --         --          --          791
Exchange gain (loss)..................................      (244)       264      (1,590)        (391)
                                                        --------   --------    --------     --------
  Loss before income taxes............................   (26,925)   (18,957)    (85,486)     (57,946)
Income tax benefit....................................     4,313      4,877      10,995       11,351
                                                        --------   --------    --------     --------
  Net loss............................................  $(22,612)  $(14,080)   $(74,491)    $(46,595)
                                                        ========   ========    ========     ========



                                                                  SEPTEMBER 30,
                                                              ----------------------
                                                                 1999         1998
                                                              -----------   --------
                                                              (UNAUDITED)
BALANCE SHEET DATA:
Cash, equivalents and investments...........................   $  61,323    $181,345
Property and equipment, gross...............................     215,599     126,165
Total assets................................................     370,166     378,884
Total long-term obligations (net of current portion)........     328,421     305,137
Stockholders' equity (deficit)..............................    (126,830)    (38,575)



                                USE OF PROCEEDS



     We will not receive any proceeds from the sale of the securities offered by this prospectus. Rather, all proceeds will be payable solely to the selling security holders, less any compensation payable by the selling security holders to broker dealers in the form of commissions or otherwise.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS


     The following unaudited pro forma financial statements of World Access give effect to several transactions we completed in 1998 and our pending merger with FaciliCom, the $75.0 million private placement of World Access common stock, and the exchange offer. The Unaudited Pro Forma Combined Balance Sheet gives effect to our pending merger with FaciliCom and related transactions noted previously, as if they had been completed as of June 30, 1999. The Unaudited Pro Forma Combined Statements of Operations give effect to the following transactions as if each had been completed as of January 1, 1998:



     - our acquisition of a majority interest in NACT Telecommunications, Inc. on February 27, 1998 and subsequent merger with NACT on October 28, 1998;



     - our merger with Telco Systems, Inc. on November 30, 1998;



     - our merger with Cherry Communications Incorporated, d/b/a Resurgens Communications Group, and Cherry Communications U.K. Limited on December 15, 1998 (these companies are collectively referred to as Resurgens in the pro forma financial statements); and



     - our pending merger with FaciliCom and related transactions.



     We have prepared the pro forma financial statements to demonstrate how these combined businesses might have looked if the mergers and related transactions had been completed as of the dates or at the beginning of the periods presented. The pro forma financial statements, while helpful in illustrating characteristics of the combined company under one set of assumptions, do not attempt to predict or suggest future results. The pro forma financial statements are preliminary and subject to change based on a final review of the fair values of FaciliCom's net assets as of the actual merger date. Upon final review of the fair value of FaciliCom's assets and liabilities, it is likely that certain tangible and intangible assets such as international licenses and foreign carrier operating agreements may be recognized which generally have lives ranging from 5-10 years. Although we do not expect these final adjustments to be significant, they would increase the amortization expense reflected in the unaudited pro forma financial statements as these intangible assets would be amortized over a shorter life than goodwill.



     Each of the merger transactions above has been accounted for using the purchase method of accounting. In connection with our acquisitions of NACT and Telco, we recorded charges of $44.6 million and $50.3 million, respectively, representing the portion of the purchase price allocated to in-process research and development. Since these charges were directly related to the acquisitions and will not recur, the Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 1998 has been prepared excluding these one-time non-recurring charges.



     Upon the completion of our merger with FaciliCom, we expect to record a one-time restructuring charge for the estimated costs of (i) consolidating certain of our United States gateway switching centers and related technical support functions into existing FaciliCom operations; (ii) consolidating our United Kingdom operations into existing FaciliCom operations; (iii) consolidating the administrative functions of our Telecommunications Group into FaciliCom's operations; and (iv) eliminating other redundant operations and assets as a result of combining our Telecommunications Group's and FaciliCom's operations. The restructuring charge is expected to include the write-down of our switching and transmission equipment taken out of service, the write-off of certain leasehold improvements, a provision for lease commitments remaining on certain facilities and equipment taken out of service and employee termination benefits. Although we have not yet finalized the restructuring program, it is expected to be approved in its final form and adopted immediately following the FaciliCom merger, communicated to our employees at that time and completed within three months. We have not yet determined the actual restructuring charge to be recorded but estimate that it will be in excess of $20.0 million. This one-time charge has been excluded from the pro forma financial statements.



     As a result of the FaciliCom merger and the restructuring program discussed above, we expect the combined company to realize significant operational and financial synergies. These synergies are expected to include cost reductions resulting from traffic routing changes made to take advantage of each company's least cost routes, elimination of redundant leased line costs, elimination of redundant switching centers and consolidation of certain administrative functions. We currently estimate that these annualized cost savings, which have been excluded from the pro forma financial statements, will range from $20.0 million to $35.0 million.



     The pro forma financial statements are presented for comparative purposes only and are not intended to be indicative of the actual results had these transactions occurred as of the dates indicated above nor do they purport to indicate results which may be attained in the future. The pro forma financial statements should be read in conjunction with the historical consolidated financial statements of World Access, NACT, Telco, Resurgens and FaciliCom, which are included herein or incorporated herein by reference.

                               WORLD ACCESS, INC.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                              AS OF JUNE 30, 1999
                                 (IN THOUSANDS)


                                              WORLD                       PRO FORMA       PRO FORMA
                                            ACCESS(1)    FACILICOM(3)    ADJUSTMENTS     WORLD ACCESS
                                            ---------    ------------    -----------     ------------
                                               ASSETS
Current Assets
  Cash and equivalents..................    $ 98,996       $ 18,696       $  5,750(6)     $  123,442
  Accounts receivable...................      97,342         98,542             --           195,884
  Marketable securities -- restricted...          --         31,755             --            31,755
  Inventories...........................      45,216             --             --            45,216
  Other current assets..................      54,929          6,067             --            60,996
                                            --------       --------       --------        ----------
          Total Current Assets..........     296,483        155,060          5,750           457,293
Property and equipment..................      62,325        185,768             --           248,093
Goodwill and other intangibles..........     309,540         13,862        (13,199)(8)       874,149
                                                                           460,216(5)
                                                                           103,730(7)
Marketable securities -- restricted.....          --         29,525             --            29,525
Other assets............................      24,798            550             --            25,348
                                            --------       --------       --------        ----------
          Total Assets..................    $693,146       $384,765       $556,497        $1,634,408
                                            ========       ========       ========        ==========

                                LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Short-term debt.......................    $ 12,285       $ 21,837       $     --        $   34,122
  Accounts payable......................      58,393        126,423             --           184,816
  Other accrued liabilities.............      45,744         38,476             --            84,220
                                            --------       --------       --------        ----------
          Total Current Liabilities.....     116,422        186,736             --           303,158
Long-term debt..........................     140,728        304,166        (15,000)(5)       429,894
Noncurrent liabilities..................      10,204             --             --            10,204
                                            --------       --------       --------        ----------
          Total Liabilities.............     267,354        490,902        (15,000)          743,256
                                            --------       --------       --------        ----------
Stockholders' Equity
  Preferred stock.......................           1             --              4(5)              5
  Common stock..........................         448              2             (2)(4)           512
                                                                                11(5)
                                                                                53(6)
  Capital in excess of par value........     544,481         37,658        (37,658)(4)     1,009,773
                                                                           287,365(5)
                                                                           103,730(7)
                                                                            74,197(6)
  Stock-based compensation..............          --          5,546         (5,546)(4)            --
  Foreign currency translation
     adjustment.........................          --         (5,819)         5,819(4)             --
  Accumulated deficit...................    (119,138)      (143,524)       143,524(4)       (119,138)
                                            --------       --------       --------        ----------
          Total Stockholders' Equity....     425,792       (106,137)       571,497           891,152
                                            --------       --------       --------        ----------
          Total Liabilities and
            Stockholders' Equity........    $693,146       $384,765       $556,497        $1,634,408
                                            ========       ========       ========        ==========

                               WORLD ACCESS, INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                               WORLD                       PRO FORMA       PRO FORMA
                                             ACCESS(1)   FACILICOM(3)     ADJUSTMENTS     WORLD ACCESS
                                             ---------   ------------     -----------     ------------
Carrier service revenues...................  $198,891      $173,257        $ (4,340)(10)    $367,808
Equipment sales............................   122,360            --              --          122,360
                                             --------      --------        --------         --------
  Total Sales..............................   321,251       173,257          (4,340)         490,168
Cost of carrier services...................   185,232       169,243          (3,690)(10)     350,785
Cost of equipment sold.....................    68,690            --              --           68,690
Amortization of acquired technology........     2,400            --              --            2,400
                                             --------      --------        --------         --------
  Total Cost of Sales......................   256,322       169,243          (3,690)         421,875
                                             --------      --------        --------         --------
  Gross Profit.............................    64,929         4,014            (650)          68,293
Research and development...................     8,773            --              --            8,773
Selling, general and administrative........    27,486        24,719              --           52,205
Amortization of goodwill...................     6,369           634          13,470(15)       20,473
Provision for doubtful accounts............     1,453         2,817              --            4,270
                                             --------      --------        --------         --------
  Operating Income (Loss)..................    20,848       (24,156)        (14,120)         (17,428)
Foreign exchange loss......................        --        (1,290)             --           (1,290)
Interest and other income..................     1,506         2,762              --            4,268
Interest expense...........................    (4,604)      (16,907)         (4,540)(9)      (26,051)
                                             --------      --------        --------         --------
  Income (Loss) From Continuing Operations
     Before Income Taxes...................    17,750       (39,591)        (18,660)         (40,501)
Income taxes (benefits)....................     9,357        (5,576)         (2,000)(17)       1,781
                                             --------      --------        --------         --------
  Income (Loss) From Continuing
     Operations............................     8,393       (34,015)        (16,660)         (42,282)
Preferred stock dividends..................       413            --              --              413
                                             --------      --------        --------         --------
  Income (Loss) From Continuing Operations
     Available to Common Stockholders......  $  7,980      $(34,015)       $(16,660)        $(42,695)
                                             ========      ========        ========         ========
Income (Loss) From Continuing Operations
  Per Common Share:
  Basic....................................  $   0.22                                       $  (0.85)(18)
                                             ========                                       ========
  Diluted..................................  $   0.22                                       $  (0.85)(18)
                                             ========                                       ========
Weighted Average Shares Outstanding:
  Basic....................................    36,232                                         50,102(18)
                                             ========                                       ========
  Diluted..................................    38,446                                         50,102(18)
                                             ========                                       ========

                               WORLD ACCESS, INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                           PRO FORMA
                             WORLD                                                         PRO FORMA         WORLD
                           ACCESS(1)   NACT(2)   TELCO(2)   RESURGENS(2)   FACILICOM(3)   ADJUSTMENTS       ACCESS
                           ---------   -------   --------   ------------   ------------   -----------      ---------
Carrier service
revenues.................  $ 13,143    $1,160    $    --      $126,324       $184,246      $ (2,520)(10)   $ 322,353
Equipment sales..........   138,990     1,175     96,367            --             --            --          236,532
                           ---------   -------   --------     --------       --------      --------        ---------
  Total Sales............   152,133     2,335     96,367       126,324        184,246        (2,520)         558,885
Cost of carrier sales....    12,522     1,050         --       145,043        184,989        (2,140)(10)     340,234
                                                                                             (1,230)(12)
Cost of equipment sold...    73,842       925     64,416            --             --          (400)(11)     138,783
Write-down of
  inventories............     9,292        --         --            --             --            --            9,292
Amortization of acquired
  technology.............       446        --         --            --             --         4,360(13)        4,806
                           ---------   -------   --------     --------       --------      --------        ---------
  Total Cost of Sales....    96,102     1,975     64,416       145,043        184,989           590          493,115
                           ---------   -------   --------     --------       --------      --------        ---------
  Gross Profit
    (Deficit)............    56,031       360     31,951       (18,719)          (743)       (3,110)          65,770
Research and
  development............     6,842       504     15,265            --             --            --           22,611
Selling, general and
  administrative.........    19,984     1,265     22,295        38,569         37,562           780(14)      120,455
Amortization of
  goodwill...............     4,255        39        800            --            961        34,530(15)       40,585
In-process research and
  development............   100,300        --     15,585            --             --       (94,900)(16)      20,985
Goodwill impairment......     6,200        --         --            --             --            --            6,200
Provision for doubtful
  accounts...............    11,332       104        589         2,294          4,620            --           18,939
Restructuring and other
  charges................    17,240        --         --            --             --            --           17,240
                           ---------   -------   --------     --------       --------      --------        ---------
  Operating Income
    (Loss)...............  (110,122)   (1,552)   (22,583)      (59,582)       (43,886)       56,480         (181,245)
Foreign exchange loss....        --        --         --            --           (391)           --             (391)
Interest and other
  income.................     3,419        --      2,194            --          8,943            --           14,556
Interest and other
  expense................    (6,832)       --       (127)       (9,457)       (22,612)      (19,880)(9)      (58,908)
                           ---------   -------   --------     --------       --------      --------        ---------
  Loss Before Income
    Taxes and Minority
    Interests............  (113,535)   (1,552)   (20,516)      (69,039)       (57,946)       36,600         (225,988)
Income taxes
  (benefits).............    (1,387)     (620)       300            --        (11,351)       (8,440)(17)     (21,498)
                           ---------   -------   --------     --------       --------      --------        ---------
  Loss Before Minority
    Interests............  (112,148)     (932)   (20,816)      (69,039)       (46,595)       45,040         (204,490)
Minority interests in
  earnings of
  subsidiary.............    (2,497)       --         --            --             --         2,497               --
                           ---------   -------   --------     --------       --------      --------        ---------
  Loss From Continuing
    Operations...........  $(114,645)  $ (932)   $(20,816)    $(69,039)      $(46,595)     $ 47,537        $(204,490)
                           =========   =======   ========     ========       ========      ========        =========
Loss From Continuing
  Operations
  Per Common Share:
  Basic..................  $  (5.19)                                                                       $   (4.22)(18)
                           =========                                                                       =========
  Diluted................  $  (5.19)                                                                       $   (4.22)(18)
                           =========                                                                       =========
Weighted Average Shares
  Outstanding:
  Basic..................    22,073                                                                           48,460(18)
                           =========                                                                       =========
  Diluted................    22,073                                                                           48,460(18)
                           =========                                                                       =========

                               WORLD ACCESS, INC.

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS


     1. These columns represent the historical results of operations and financial position of World Access. With respect to the information included in the Unaudited Pro Forma Results of Operations for the year ended December 31, 1998, the World Access information includes the results for the following businesses from their respective dates of acquisition: Advanced TechCom, Inc. -- January 1998; NACT -- February 1998; Telco -- November 1998; and Resurgens -- December 1998.



     2. These columns represent the historical results of NACT for the period January 1, 1998 to February 27, 1998; Telco for the period January 1, 1998 to November 29, 1998; and Resurgens for the period January 1, 1998 to December 14, 1998.



     3. These columns represent the historical results of operations and financial position of FaciliCom. With respect to the information included in the Unaudited Pro Forma Combined Statements of Operations for the year ended December 31, 1998 and the six months ended June 30, 1999, the FaciliCom information is for the twelve months ended September 30, 1998 and the six months ended March 31, 1999, respectively. Depreciation and amortization related to network operations has been reclassified to costs of carrier sales to conform with the World Access presentation.



     4.   Elimination of the historical FaciliCom stockholders' equity accounts.



     5. The FaciliCom merger will be accounted for under the purchase method of accounting. World Access has not determined the final allocation of the purchase price, and accordingly, the amount ultimately determined may differ from the amounts shown below.



          Under the terms of the Agreement and Plan of Merger dated as of August 17, 1999 and based on the valuation of the Series C Preferred Stock and World Access common stock at that time, the purchase price was determined as follows (in thousands):



Purchase price:
  Issuance of preferred stock(i)............................  $266,000
  Cash......................................................    56,000
  Issuance of common stock(ii)..............................    15,000
  Fair value of World Access options issued in exchange for
     FaciliCom options(iii).................................     6,380
  Estimated fees and expenses...............................    12,500
                                                              --------
          Total purchase price..............................   355,880
                                                              --------
Allocation to fair values:
  Historical stockholders' deficit..........................   106,137
  Adjust assets and liabilities:
  Eliminate historical goodwill and debt issue costs........    13,199
  Discount on World Access 13.25% Senior Notes(iv)..........   (15,000)
                                                              --------
          Estimated goodwill................................  $460,216
                                                              ========


---------------


     (i) Represents the fair value of the approximately 369,400 shares of Series C Preferred Stock to be issued as part of the FaciliCom merger consideration. The fair value was computed using the Black-Scholes Option Pricing Model assuming a volatility factor of 45%, a risk free rate of 6% and a 10% discount for the lack of liquidity in a private security. The Series C Preferred Stock bears no dividend and is convertible into shares of World Access common stock at a conversion rate of $20.38 per common share of World Access common stock, subject to adjustment in the event of below market issuances of World Access common stock, stock dividends, subdivisions, combinations, reclassifications and other distributions with respect to World Access common stock. If the closing trading price of World Access common stock exceeds $20.38 per share for 60 consecutive trading days, the Series C Preferred Stock will automatically convert into World Access common stock. Initially, the holders of the Series C Preferred Stock will be entitled to

                               WORLD ACCESS, INC
           elect four new directors to the World Access Board of Directors. Except for the election of directors, the holders of the Series C Preferred Stock will vote on an as-converted basis with the holders of World Access common stock.



     (ii) In connection with the merger of World Access and FaciliCom, holders of a majority of the aggregate principal amount of FaciliCom's
           10 1/2% Series B Senior Notes due 2008 (the FaciliCom Notes) have agreed to tender their notes and accept in exchange for each $1,000 in principal amount (i) $1,000 principal amount of World Access 13.25% Senior Notes due 2008 (the World Access Notes) (ii) $10 in cash and (iii) World Access common stock having a market value of $50, as measured at the time of the exchange. These pro forma statements assume that all holders of FaciliCom Notes will exchange their notes for World Access Notes, and that therefore (i) $300.0 million aggregate principal amount of the World Access Notes will be issued (ii) an aggregate amount of $3.0 million cash will be paid to holders of the FaciliCom Notes (which represents the fee paid by World Access to obtain the consent from the FaciliCom noteholders waiving their right to put their notes at 101% of par in connection with the FaciliCom merger) and (iii) World Access common stock equal in value to an aggregate amount of $15.0 million will be issued to the holders of the FaciliCom Notes. For purposes of these pro forma financial statements, 1,062,000 shares of World Access common stock were assumed issued based upon the closing trading price on Nasdaq on June 30, 1999 for the World Access common stock, which was $14.13 per share.



     (iii) Represents the fair value of approximately 520,000 options to acquire World Access common stock to be issued in exchange for certain options outstanding to acquire FaciliCom common stock. The fair value has been determined using the Black-Scholes Option Pricing Model with the following assumptions: dividend yield 0%, volatility 70%, risk free interest rate of 5.8% and an expected life of 5 years. The World Access options are expected to be issued at an average exercise price of $3.06 per share and will be fully vested upon the consummation of the FaciliCom merger.



     (iv) Represents the discount to face value to be recorded to adjust the World Access Notes to their estimated fair value. The estimated fair value was based on the quoted market price of debt with similar characteristics. The terms of the World Access Notes were structured to provide fair value equal to 95% of the principal amount.



     6. In connection with the FaciliCom merger, World Access has received commitments from a group of institutional and sophisticated investors to purchase $75.0 million of World Access common stock in a private transaction that is conditioned upon and will close simultaneously with the FaciliCom merger. World Access will use the majority of the proceeds from this private placement to fund the $56.0 million cash portion of the merger consideration, as well as fees and expenses to be incurred in connection with the merger. The World Access common stock to be issued will be priced at the average trading value of World Access common stock during a five day period prior to the closing of the FaciliCom merger, with the purchase price to be no lower than $13.00 per share and no higher than $17.00 per share. For purposes of these pro forma financial statements, 5,308,000 shares were assumed issued based upon the closing trading price on Nasdaq on June 30, 1999 for the World Access common stock, which was $14.13 per share.



     7. In December 1998, World Access acquired Resurgens and issued approximately 7,500,000 restricted shares of World Access common stock which were placed in escrow for future release contingent upon their future EBITDA performance. The release of these shares is accelerated in connection with the FaciliCom merger as the FaciliCom merger qualifies as a "Change in Control" as defined in the Resurgens merger agreements. The release of the 7,500,000 shares has

                               WORLD ACCESS, INC
          been accounted for as an increase in goodwill and stockholders' equity. These shares were valued based on the average market price on Nasdaq of World Access common stock for the three days prior and the three days subsequent to the date economic terms of the FaciliCom merger were announced (August 17, 1999), or $13.83 per share.



     8. Elimination of existing goodwill from prior FaciliCom acquisitions and debt issue costs associated with the FaciliCom Notes.



     9. Represents the adjustment to interest expense related to the exchange of FaciliCom Notes (10 1/2% coupon) for World Access Notes (13.25% coupon) and the amortization of the $15.0 million debt discount related to the World Access Notes over a period of eight years. The FaciliCom Notes were issued on January 28, 1998 and were outstanding for approximately eight months in fiscal 1998. The pro forma adjustment to interest expense was computed as follows (in thousands):



                                                        SIX MONTHS ENDED      YEAR ENDED
                                                         JUNE 30, 1999     DECEMBER 31, 1998
                                                        ----------------   -----------------
     Interest expense on World Access Notes...........      $ 19,875           $ 39,750
     Debt issue cost amortization on World Access
       Notes..........................................           940              1,875
     Historical FaciliCom Note interest expense.......       (15,750)           (21,000)
     Historical FaciliCom debt issue cost
       amortization...................................          (525)              (745)
                                                            --------           --------
                                                            $  4,540           $ 19,880
                                                            ========           ========



     10. Elimination of inter-company carrier service revenues and related costs.



     11. Adjustment to depreciation expense related to the write-down of certain redundant equipment at Telco.



     12. Adjustment to depreciation and amortization expense for the adjustment to fair value of switching equipment and license agreements at Resurgens.



     13. Amortization of acquired technology relating to the NACT and Telco acquisitions over 8 years.


     14. Amortization of trademarks of Telco over 8 years.


     15. Amortization of goodwill over an estimated life of 20 years. The pro forma adjustment to goodwill for the six months ended June 30, 1999 was computed as follows (in thousands):



                                                                       HISTORICAL
                                                        PRO FORMA       GOODWILL      PRO FORMA
                                            GOODWILL   AMORTIZATION   AMORTIZATION   ADJUSTMENTS
                                            --------   ------------   ------------   -----------
     FaciliCom (see Note 5)...............  $460,216     $11,510         $(634)        $10,876
     Escrowed shares (see Note 7).........   103,730       2,594            --           2,594
                                                         -------         -----         -------
                                                         $14,104         $(634)        $13,470
                                                         =======         =====         =======

                               WORLD ACCESS, INC

         The pro forma adjustment to goodwill for the year ended December 31, 1998 was computed as follows (in thousands):



                                                                       HISTORICAL
                                                        PRO FORMA       GOODWILL      PRO FORMA
                                            GOODWILL   AMORTIZATION   AMORTIZATION   ADJUSTMENT
                                            --------   ------------   ------------   -----------
     FaciliCom (see Note 5)...............  $460,216     $ 23,010       $  (961)       $22,049
     Escrowed shares (see Note 7).........   103,730        5,186            --          5,186
     NACT.................................    92,668        4,630        (2,107)         2,523
     Telco................................    39,418        1,970          (964)         1,006
     Resurgens............................    78,625        3,930          (164)         3,766
                                                         --------       -------        -------
                                                         $ 38,726       $(4,196)       $34,530
                                                         ========       =======        =======



     16. Elimination of the one-time, non-recurring in-process research and development charges recorded in connection with the NACT and Telco mergers.



     17. Adjustment for the additional tax benefit derived from certain pro forma adjustments. World Access has not recorded any tax benefit on a pro forma basis that may be derived from FaciliCom's net operating losses.



     18. Represents pro forma weighted average shares and basic and diluted earnings from continuing operations per share. The weighted average shares are computed assuming the issuance of (i) approximately 1,430,000, 2,790,000, 7,042,000 and 3,687,500 shares of World Access common stock for the acquisition of a majority interest in NACT, NACT merger, Telco merger and Resurgens merger, respectively; (ii) an aggregate of approximately 5,308,000 shares issued for $75.0 million in connection with the private placement of World Access common stock;
         (iii) an aggregate of 1,062,000 shares issued to the holders of the FaciliCom Notes; and (iv) 7,500,000 shares released from escrow related to the acceleration of the Resurgens earn-out (see Note 7) as of the beginning of the periods presented. Due to the pro forma loss from continuing operations for the six months ended June 30, 1999 and the year ended December 31, 1998, potential common stock shares related to stock options, stock warrants, convertible notes and convertible preferred stock have been excluded from the diluted loss per share as the inclusion of these potential common stock shares would be anti-dilutive.



     19. In October 1999, FaciliCom granted stock options (contingent upon the consummation of the merger) to its employees who are expected to continue with the surviving corporation after the merger with World Access. These options, which were granted under a new FaciliCom 1999 Stock Option Plan, will have a four year vesting period. Upon consummation of the merger, these options will convert into non-qualified options to purchase approximately 1.9 million shares of World Access common stock at an exercise price of $15.00 per share. Given that the conversion of the options is contingent upon the merger, any resulting compensation expense to be recorded over the vesting period will be determined at the time of the merger based on the intrinsic value of the options. As a result, no effect for these options has been included in the pro forma financial statements.

                               WORLD ACCESS, INC

     20. In connection with the execution of the FaciliCom merger agreement, John D. Phillips was required to enter into a letter agreement, dated August 17, 1999, under which he agreed not to sell or transfer any of his shares of World Access for a specified period of time. In consideration for Mr. Phillips' entering into the letter agreement, the Board of Directors of World Access has agreed to accelerate the exercisability of currently outstanding options held by Mr. Phillips under the World Access 1998 Stock Option Plan for 1.0 million shares of World Access common stock at an exercise price of $12.75 per share. The options were originally scheduled to vest ratably over a four-year period. Upon consummation of the merger, all of these options will be immediately exercisable. Since acceleration of the options is contingent upon consummation of the merger, and given its one time nature, its effects have not been included in the pro forma financial statements.

                            SELLING SECURITY HOLDERS

     World Access issued the shares of common stock offered by this prospectus in private placement transactions with the holders named below in transactions exempt from the registration requirements of the Securities Act. The selling security holders may from time to time offer and sell any or all of these shares pursuant to this prospectus. For purposes of this prospectus, the term selling security holder includes the holders named below, the beneficial owners of these shares and their transferees, pledgees, donees or other such successors.


     The following table sets forth information with respect to the selling security holders as of November 3, 1999 and the shares beneficially owned by them that they may offer pursuant to this prospectus. We have obtained this information from the selling security holders.


                                        SHARES OF                             SHARES OF          PERCENTAGE OF
                                       COMMON STOCK                          COMMON STOCK         COMMON STOCK
                                    BENEFICIALLY OWNED     SHARES OF      BENEFICIALLY OWNED   BENEFICIALLY OWNED
                                         PRIOR TO         COMMON STOCK     UPON COMPLETION      UPON COMPLETION
SELLING SECURITY HOLDERS               OFFERING(1)       OFFERED HEREBY      OF OFFERING          OF OFFERING
------------------------            ------------------   --------------   ------------------   ------------------
James E. Bennett..................         65,797            35,797             30,000                 *
Paul G. Blaser(2).................         21,037             6,429             14,608                 *
Thomas R. Canham(3)...............        221,822            96,000            125,822                 *
Drew H. Davis(4)..................          8,114             3,199              4,915                 *
Eagle Telephonics, Inc............        114,946           114,946                 --                 *
Forbes Enterprises, L.P.(5).......        158,590            33,256            125,334                 *
Joseph W. Forbes, Jr.(6)..........        214,464            50,797            163,667                 *
Moore Family Holdings Ltd.(7).....         20,251            12,010              8,241                 *
Lewis L. Roberts, Jr.(8)..........          9,077             3,197              5,880                 *
Brian A. Schuchman(9).............        221,822            96,000            125,822                 *
Robert E. Schwartz(10)............          5,351             3,173              2,178                 *
Wolfpack Holdings, Inc............         18,256            18,256                 --                 *
                                        ---------           -------            -------
          Totals..................      1,079,527           473,060            606,467
                                        =========           =======            =======

---------------

   * Less than one percent.
 (1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to the shares beneficially owned by them.
 (2) Includes (a) 2,942 shares which were placed in escrow in connection with World Access' acquisition of Galaxy Engineering Services, Inc. in August 1997 which will be released to Mr. Blaser upon Galaxy's realization of certain levels of profitability during 1999 and 2000 and (b) 5,666 shares pledged to World Access to secure a promissory note due March 31, 2000. Mr. Blaser is the Vice President of U.S. Operations for Galaxy.
 (3) Includes 85,000 shares which were placed in escrow in connection with World Access' acquisition of Desert Installation Systems, Inc. in February 1999. These shares will be released to Mr. Canham if World Access realizes certain levels of profitability from the operations of Desert during 1999 and 2000. Mr. Canham is an Executive Vice President of Cellular Infrastructure Supply, Inc., a wholly-owned subsidiary of World Access.
 (4) Includes (a) 1,474 shares which were placed in escrow in connection with the acquisition of Galaxy and (b) 2,857 shares pledged to secure a promissory note due March 31, 2000. Mr. Davis is the Director of Engineering for Galaxy.
 (5) Includes 31,594 shares which were placed in escrow in connection with the acquisition of Galaxy.
 (6) Includes 31,592 shares which were placed in escrow in connection with the acquisition of Galaxy. Mr. Forbes is the President of Galaxy.
 (7) Includes 5,494 shares which were placed in escrow in connection with the acquisition of Galaxy. Roy J. Moore, a former principal of Galaxy, is the general partner of Moore Family Holdings Ltd.

 (8) Includes (a) 1,452 shares which were placed in escrow in connection with the acquisition of Galaxy and (b) 2,928 shares pledged to secure a promissory note due March 31, 2000. Mr. Roberts is the Director of Advanced Technology for Galaxy.
 (9) Includes 85,000 shares which were placed in escrow in connection with the acquisition of Desert. Mr. Schuchman is the President of Cellular Infrastructure.
(10) Includes 1,452 shares which were placed in escrow in connection with the acquisition of Galaxy. Mr. Schwartz is the former Controller of Galaxy.

     Except as noted above, none of the selling security holders has, or within the past three years has had, any position, office or other material relationship with World Access or any of our predecessors or affiliates. The selling security holders identified above may have sold, transferred or otherwise disposed of all or a portion of their shares, in transactions exempt from the registration requirements of the Securities Act, since the date on which they provided the information regarding their shares. If required, we may identify and provide additional selling security holders and information with respect to them in one or more prospectus supplements.

                              PLAN OF DISTRIBUTION

     The selling security holders may offer all or part of the shares included in this prospectus from time to time in transactions on applicable exchanges or automated interdealer quotation systems, in privately negotiated transactions, through the writing of options on the securities offered by this prospectus, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each selling security holder will act independently of us in making decisions with respect to the timing, manner and size of each sale. The methods by which the selling security holders may resell their shares include, but are not limited to, the following:

     - a cross or block trade in which the broker or dealer engaged by a selling security holder will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker or dealer as principal and resale by such broker or dealer for its account;

     - an exchange distribution in accordance with the rules of such exchange;

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     - privately negotiated transactions;

     - short sales or borrowing, returns and reborrowings of the shares pursuant to stock loan agreements to settle short sales;

     - delivery in connection with the issuance of securities by issuers, other than us, that are exchangeable for (whether on an optional or mandatory basis), or payable in, such shares (whether such securities are listed on a national securities exchange or otherwise) or pursuant to which such shares may be distributed; and

     - a combination of any such methods of sale or distribution.

     In effecting sales, brokers or dealers engaged by a selling security holder may arrange for other brokers or dealers to participate in such sales. Brokers or dealers may receive commissions or discounts from a selling security holder or from the purchasers in amounts to be negotiated immediately prior to the sale. A selling security holder may also sell the shares in accordance with Rule 144 or Rule 144A under the Securities Act or pursuant to other exemptions from registration under the Securities Act.

     If the securities offered by this prospectus are sold in an underwritten offering, the underwriters may acquire them for their own account and may further resell these securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The names of the underwriters with respect to any such offering and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers, if any, will be set forth in a prospectus supplement relating to such offering. Any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers may be changed from time to time. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the securities specified in such prospectus supplement if any such shares are purchased. Brokers who borrow the securities to settle short sales of securities and who wish to offer and sell the securities under circumstances requiring use of the prospectus or making use of the prospectus desirable may use this prospectus.

     From time to time the security holders may engage in short sales, short sales against the box, puts, calls and other transactions in our securities, or derivatives thereof, and may sell and deliver the shares offered by this prospectus in connection therewith.

     We will not receive any of the proceeds from the sales of the securities by the security holders pursuant to this prospectus. We will, however, bear certain expenses in connection with the registration of the securities being offered by the selling security holders, including all costs incident to the offering and sale of the securities to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

     Our common stock is listed for trading on the Nasdaq National Market, and the shares offered by this prospectus have been approved for quotation on Nasdaq.

     In order to comply with the securities laws of certain states, the selling security holders may only sell the securities through registered or licensed brokers or dealers. In addition, in certain states, the selling security holders may only sell the securities if they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements of such state is available and is complied with.

     A selling security holder, and any broker dealer who acts in connection with the sale of shares hereunder, may be deemed an underwriter within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and profit on any resale of the securities as principal might be deemed underwriting discounts and commissions under the Securities Act. We have agreed to indemnify the selling security holders, any underwriters and certain other participants in an underwriting or distribution of the securities and their directors, officers, employees and agents against certain liabilities including liabilities arising under the Securities Act. Because the selling security holders may be deemed underwriters within the meaning of Section 2(11) of the Securities Act, the selling security holders will be subject to the prospectus delivery requirements of the Securities Act.


     We will use our best efforts to keep the registration statement of which this prospectus is a part effective for a period of one year from its initial effective date. We are permitted to suspend the use of this prospectus in connection with the sales of securities by selling security holders upon the happening of certain events. These include the existence of any fact that makes any statement of material fact made in this prospectus untrue or that requires the making of additions to or changes in this prospectus in order to make the statements herein not misleading. The suspension will continue until such time as we advise the selling security holders that use of the prospectus may be resumed, in which case the period of time during which we are required to maintain the effectiveness of the registration statement shall be extended. World Access will bear the expense of preparing and filing the registration statement and all post-effective amendments.


                                 LEGAL MATTERS

     Long Aldridge & Norman LLP, Atlanta, Georgia, has passed upon certain legal matters regarding the securities offered by this prospectus.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K/A for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     The financial statements of World Access, Inc. as of December 31, 1997 and for each of the two years in the period ended December 31, 1997 incorporated in this prospectus by reference to the Annual Report on Form 10-K/A of World Access, Inc. for the year ended December 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, dated March 5, 1998, except for the discontinued operations described in Note D, which are as of April 9, 1999, given on the authority of that firm as experts in auditing and accounting.

     Ernst & Young LLP, independent auditors, have audited the combined financial statements of Cherry Communications Incorporated (d/b/a Resurgens Communications Group) and Cherry Communications U.K. Limited at December 31, 1997 and for the year then ended, included in our Current Report on Form 8-K filed on July 27, 1998, as amended by Amendment No. 1 on Form 8-K/A filed on September 4, 1998, and Amendment No. 2 on Form 8-K/A filed on September 25, 1998, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the company's ability to continue as a going concern as described in note 2 to the combined financial statements) which is incorporated by reference in this prospectus and elsewhere in the registration statement. These financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     Grant Thornton LLP, independent auditors, have audited the combined financial statements of Cherry Communications Incorporated (d/b/a Resurgens Communications Group) and Cherry Communications U.K. Limited at December 31, 1996 and 1995 and for the years then ended, included in our Current Report on Form 8-K filed on July 27, 1998, as amended by Amendment No. 1 on Form 8-K/A filed on September 4, 1998, and Amendment No. 2 on Form 8-K/A filed on September 25, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. These financial statements are incorporated by reference in reliance on Grant Thornton LLP's report, given on their authority as experts in accounting and auditing.

     Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of Telco Systems, Inc. at August 30, 1998 and August 31, 1997, and for each of the three years in the period ended August 30, 1998 included in our Registration Statement on Form S-4 filed on November 10, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. These financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     The consolidated financial statements of FaciliCom International, Inc. and subsidiaries incorporated in this World Access prospectus by reference from the FaciliCom International, Inc. Annual Report on Form 10-K for the year ended September 30, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


     The consolidated financial statements of NACT Telecommunications, Inc. as of September 30, 1997, and for each of the years in the three-year period ended September 30, 1997, included in our Registration Statement on Form S-4 filed on October 6, 1998, as amended by Amendment No. 1 to Form S-4 filed on October 7, 1998, and Amendment No. 2 to Form S-4 filed on October 7, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION

        Federal securities laws require us to file information with the Securities and Exchange Commission concerning our business and operations. Accordingly, we file annual, quarterly and special reports, proxy statements and other information with the Commission. You can inspect and copy this information at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You can also do so at the following regional offices of the Commission:

                  New York Regional Office
                  Seven World Trade Center
                  Suite 1300
                  New York, New York 10048

                  Chicago Regional Office
                  Northwest Atrium Center
                  500 West Madison Street
                  Suite 1400
                  Chicago, Illinois 60661

     You can get additional information about the operation of the Commission's public reference facilities by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding companies that, like us, file information electronically with the Commission. You can also inspect information about us at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

     This prospectus is part of a registration statement that we filed with the Commission and omits certain information contained in the registration statement as permitted by the Commission. Additional information about the Company and our common stock is contained in the registration statement on Form S-3 of which this Prospectus forms a part, including certain exhibits and schedules. You can obtain a copy of the registration statement from the Commission at the street address or Internet site listed above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the selling security holders sell all their shares offered by this prospectus.

     We have filed the following documents with the Commission:

     - Our Current Report on Form 8-K filed on August 19, 1999 (event date:
       August 17, 1999) (File Number 0-29782);

     - Our Current Report on Form 8-K filed on July 14, 1999 (event date: June 30, 1999), as amended by Form 8-K/A filed on October 5, 1999 (File Number 0-29782);

     - Our Current Report on Form 8-K filed on May 3, 1999 (event date: April 21, 1999) (File Number 0-29782);


     - Our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, as amended by Form 10-Q/A filed on October 7, 1999 and Amendment No. 2 on Form 10-Q/A filed on November 4, 1999. (File Number 0-29782);


     - Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, as amended by Form 10-Q/A filed on August 31, 1999 (File Number 0-29782);


     - Our Annual Report on Form 10-K for the year ended December 31, 1998, as amended by Amendment No. 1 on Form 10-K/A filed on August 31, 1999, Amendment No. 2 on Form 10-K/A filed on October 7, 1999 and Amendment No. 3 on Form 10-K/A filed on November 4, 1999. (File Number 0-29782);


     - The consolidated financial statements of FaciliCom International, Inc. included in FaciliCom's Annual Report on Form 10-K for the year ended September 30, 1998 (File Number 333-48371);

     - The consolidated financial statements of FaciliCom International, Inc. included in FaciliCom's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (File Number 333-48371);

     - The combined financial statements of Cherry Communications Incorporated (d/b/a/ Resurgens Communications Group) and Cherry Communications U.K. Limited included in WA Telcom's Current Report on Form 8-K filed on July 27, 1998 (event date: July 20, 1998), as amended by Amendment No. 1 on Form 8-K/A filed on September 4, 1998, and Amendment No. 2 on Form 8-K/A filed on September 25, 1998;


     - The consolidated financial statements of Telco Systems, Inc. included in our Registration Statement on Form S-4 (No. 333-67025), as filed with the Commission on November 10, 1998;



     - The consolidated financial statements of NACT Telecommunications, Inc. included in our Registration Statement on Form S-4 (No. 333-65389), filed with the Commission on October 6, 1998, as amended by Amendment No. 1 to Form S-4 filed on October 7, 1998, and Amendment No. 2 to Form S-4 filed on October 7, 1998;



     - The consolidated financial statements of NACT Telecommunications, Inc. included in NACT's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997 (File Number 000-22017); and


     - Our description of the common stock included in the Registration Statement on Form S-4 (No. 333-67025), as filed with the Commission on November 10, 1998.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                  945 E. Paces Ferry Road
                  Suite 2200
                  Atlanta, Georgia 30326
                  Attention: Mr. Mark A. Gergel
                             Chief Financial Officer
                  Telephone: (404) 231-2025

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling security holders can not offer any of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of the respective document.

     We have not authorized anyone, including brokers and dealers, to give any information or make any representation not contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us or any other person.

     This prospectus does not constitute an offer to sell or solicitation of any offer to buy any of the securities offered hereby in any jurisdiction in which it is unlawful to make such offer or solicitation.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
The combined unaudited financial statements of Cherry
Communications Incorporated (d/b/a Resurgens Communications
Group) and Cherry U.K. for the nine months ended September
30, 1998 and 1997
  Combined balance sheets as of September 30, 1998 and
     December 31, 1997......................................  F-2
  Combined statements of operations for the three months and nine months ended September 30, 1998 and 1997..........  F-3
  Combined statements of cash flows for the nine months
     ended September 30, 1998 and 1997......................  F-4
  Combined statement of net stockholders' deficiency as of
     September 30, 1998 and December 31, 1997...............  F-5
  Notes to combined unaudited financial statements..........  F-6

                       CHERRY COMMUNICATIONS INCORPORATED
                     (D/B/A RESURGENS COMMUNICATIONS GROUP)
                     AND CHERRY COMMUNICATIONS U.K. LIMITED

                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                               (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................    $   2,043      $   4,347
  Accounts receivable, net..................................        5,411          1,757
  Prepaid expenses..........................................        2,073          1,838
  Other.....................................................        1,856            648
                                                                ---------      ---------
          Total current assets..............................       11,383          8,590
Property and equipment, net.................................       48,314         54,958
Deposits and other assets, net..............................          453            295
                                                                ---------      ---------
          Total assets......................................    $  60,150      $  63,843
                                                                =========      =========
Current liabilities not subject to compromise:
  Accounts payable..........................................    $  21,752      $   8,761
  Accrued expenses..........................................       16,951          1,719
  Debtor in possession facility.............................       22,000          7,250
  Current portion of capitalized lease obligations..........        6,734          3,630
                                                                ---------      ---------
          Total current liabilities.........................       67,437         21,360
Liabilities subject to compromise...........................      334,154        336,751
Long-term obligations not subject to compromise
  Capitalized lease obligations, less current portion.......       25,315         30,820
                                                                ---------      ---------
          Total liabilities.................................      426,906        388,931
Net stockholders' deficiency:
  Common stock -- Resurgens.................................            1              1
  Common stock -- Cherry U.K................................           84             84
  Additional paid-in-capital................................       61,467         61,467
  Accumulated deficit.......................................     (428,308)      (386,640)
                                                                ---------      ---------
          Net stockholders' deficiency......................     (366,756)      (325,088)
                                                                ---------      ---------
          Total liabilities and net stockholders'
            deficiency......................................    $  60,150      $  63,843
                                                                =========      =========

                       CHERRY COMMUNICATIONS INCORPORATED
                     (D/B/A RESURGENS COMMUNICATIONS GROUP)
                     AND CHERRY COMMUNICATIONS U.K. LIMITED

                       COMBINED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                       THREE MONTHS ENDED     NINE MONTHS ENDED
                                                          SEPTEMBER 30,         SEPTEMBER 30,
                                                       -------------------   --------------------
                                                         1998       1997       1998       1997
                                                       --------   --------   --------   ---------
                                                           (UNAUDITED)           (UNAUDITED)
Revenues.............................................  $ 39,622   $ 18,673   $ 50,000   $ 148,739
Cost of services.....................................    45,477     64,822     72,505     228,962
                                                       --------   --------   --------   ---------
          Gross margin...............................    (5,855)   (46,149)   (22,505)    (80,223)
Operating expenses:
Selling, general and administrative expenses.........     3,070     11,245     10,375      26,518
  Depreciation and amortization......................     1,491      1,809      4,587       3,828
  Provision for doubtful accounts....................       397      1,836        399      19,397
                                                       --------   --------   --------   ---------
          Total operating expenses...................     4,958     14,890     15,361      49,743
                                                       --------   --------   --------   ---------
          Operating loss.............................   (10,813)   (61,039)   (37,866)   (129,966)
Other income (expense):
  Interest expense...................................    (1,461)    (4,406)    (4,093)     (8,178)
  Other..............................................      (801)       892       (802)      1,148
                                                       --------   --------   --------   ---------
          Total other income (expense), net..........    (2,262)    (3,514)    (4,895)     (7,030)
                                                       --------   --------   --------   ---------
Loss before reorganization costs.....................   (13,075)   (64,553)   (42,761)   (136,996)
Reorganization items.................................       681         --      1,093          --
                                                       --------   --------   --------   ---------
          Net loss...................................  $(12,394)  $(64,553)  $(41,668)  $(136,996)
                                                       ========   ========   ========   =========

                       CHERRY COMMUNICATIONS INCORPORATED
                     (D/B/A RESURGENS COMMUNICATIONS GROUP)
                     AND CHERRY COMMUNICATIONS U.K. LIMITED

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ---------------------
                                                                1998        1997
                                                              --------    ---------
                                                                   (UNAUDITED)
Operating activities
  Net loss..................................................  $(41,668)   $(136,996)
  Adjustments to reconcile net loss to net cash provided by
     operating activities
     Provision for doubtful accounts........................       399       19,397
     Depreciation and amortization..........................     4,587        3,828
     Changes in operating assets and liabilities:
       Accounts receivable..................................    (5,261)      31,264
       Prepaid expenses and other...........................      (235)      (1,202)
       Accounts payable.....................................    12,991      (65,350)
       Accrued expenses and other liabilities...............    15,232        1,202
                                                              --------    ---------
          Net cash used in operating activities before
            reorganization items............................   (13,955)    (147,857)
  Decrease in liabilities subject to compromise.............    (2,598)          --
                                                              --------    ---------
  Net cash used in operating activities.....................   (16,553)    (147,857)
Investing activities
  Fixed asset acquisitions..................................     2,058      (13,687)
  Deposits and other assets.................................      (159)       1,952
                                                              --------    ---------
          Net cash used in investing activities.............     1,899      (11,735)
Financing activities
  Proceeds from debtor-in-possession financing..............    14,750           --
  Proceeds from long-term debt..............................        --      155,988
  Payments on capitalized lease obligations.................    (2,400)      (1,232)
                                                              --------    ---------
          Net cash provided by (used in) financing
            activities......................................    12,350      154,756
                                                              --------    ---------
Net decrease in cash and cash equivalents...................    (2,304)      (4,836)
Cash and cash equivalents, beginning of year................     4,347        4,836
                                                              --------    ---------
Cash and cash equivalents, end of year......................  $  2,043    $      --
                                                              ========    =========

                       CHERRY COMMUNICATIONS INCORPORATED
                     (D/B/A RESURGENS COMMUNICATIONS GROUP)
                     AND CHERRY COMMUNICATIONS U.K. LIMITED

               COMBINED STATEMENT OF NET STOCKHOLDERS' DEFICIENCY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     CHERRY
                                 COMMUNICATIONS      CHERRY U.K.
                                      INC.             LIMITED
                                  COMMON STOCK      COMMON STOCK     ADDITIONAL                     TOTAL
                                 ---------------   ---------------    PAID-IN     ACCUMULATED   STOCKHOLDERS'
                                 SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL       DEFICIT      DEFICIENCY
                                 ------   ------   ------   ------   ----------   -----------   -------------
Balance at December 31, 1997...  1,249      $1     50,000    $84      $61,467      $(386,640)     $(325,088)
Net loss (unaudited)...........                                                      (41,668)       (41,668)
                                 -----      --     ------    ---      -------      ---------      ---------

Balance September 30, 1998
  (unaudited)..................  1,249      $1     50,000    $84      $61,467      $(428,308)     $(366,756)
                                 =====      ==     ======    ===      =======      =========      =========

                       CHERRY COMMUNICATIONS INCORPORATED
                     (D/B/A RESURGENS COMMUNICATIONS GROUP)
                     AND CHERRY COMMUNICATIONS U.K. LIMITED

                NOTES TO COMBINED UNAUDITED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998

NOTE 1.  BASIS OF PRESENTATION

     The accompanying unaudited combined financial statements include the accounts of Cherry Communications Incorporated (d/b/a Resurgens Communications Group) ("RCG") and Cherry Communications U.K. Limited ("Cherry U.K."). For combination purposes, the nine months ended September 30, 1998 of Cherry U.K. have been combined with the nine months ended September 30, 1998 for RCG. These financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the results of the interim periods covered have been included. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications have been made to the prior period's financial information to conform with the presentations used in 1998.

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC Registration Fee........................................  $  1,501
Nasdaq Additional Listing Fee...............................     9,461
Accounting Fees and Expenses................................    75,000
Legal Fees and Expenses.....................................    50,000
Printing and Mailing Expenses...............................    10,000
Miscellaneous Expenses......................................     4,038
                                                              --------
          Total.............................................  $150,000
                                                              ========

     The foregoing items, except for the SEC Registration Fee and the Nasdaq Additional Listing Fee, are estimated. We will pay all of the above expenses. The selling security holders will pay their own expenses, including expenses of their own counsel, broker or dealer fees, discounts and expenses, and all transfer and other taxes on the sale of the shares of common stock offered by this prospectus.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 102 of the Delaware General Corporation Law ("DGCL") allows a corporation to eliminate or limit the personal liability of directors of a corporation to the corporation or to any of its security holders for monetary damages for a breach of fiduciary duty as a director, except (i) for breach of the director's duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for certain unlawful dividends and stock repurchases, or (iv) for any transaction from which the director derived an improper personal benefit.

     Section 145 of the DGCL provides that in the case of any action other than one by or in the right of the corporation, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in such capacity on behalf of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 145 of the DGCL provides that in the case of an action by or in the right of a corporation to procure a judgment in its favor, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any action or suit by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in such capacity on behalf of another corporation or enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under standards similar to those set forth in the preceding paragraph, except that no indemnification may be made in respect of any action or claim as to which such person shall have been adjudged to be liable to the corporation unless a court determines that such person is fairly and reasonably entitled to indemnification.

     Articles X and XI of the World Access, Inc. Restated Certificate of Incorporation provide for indemnification of directors, officers and employees to the fullest extent permissible under the DGCL.

     Officers and directors of World Access are presently covered by insurance which (with certain exceptions and with certain limitations) indemnifies them against any losses or liabilities arising from any alleged "wrongful act" including any alleged breach of duty, neglect, error, misstatement, misleading statement, omissions or other act done or wrongfully attempted. The cost of such insurance is borne by World Access as permitted by the DGCL.

World Access has entered into separate indemnification agreements with its directors and non-director officers at the level of Vice President and above. These indemnification agreements provide as follows:

     - there is a rebuttable presumption that the director or officer has met the applicable standard of conduct required for indemnification;

     - World Access will advance litigation expenses to a director or officer at his request provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses;

     - World Access will indemnify a director of officer for amounts paid in settlement of a derivative suit;

     - in the event of a determination by the disinterested members of the board of directors or independent counsel that a director or officer did not meet the standard of conduct required for indemnification, the director or officer may contest this determination by petitioning a court or commencing any arbitration proceeding conducted by a single arbitrator pursuant to the rules of the American Arbitration Association to make an independent determination of whether such director or officer is entitled to indemnification under his indemnification agreement; and

     - World Access will reimburse a director or officer for expenses incurred enforcing his rights under his indemnification agreement.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (A) EXHIBITS. The following exhibits are filed as part of this registration statement.


EXHIBIT
  NO.                             DESCRIPTION OF EXHIBIT
-------                           ----------------------
  5.1      --  Opinion of Long Aldridge & Norman LLP.
 23.1      --  Consent of Long Aldridge & Norman LLP (included in Exhibit
               5.1).
 23.2      --  Consent of Ernst & Young LLP with respect to the financial statements of World Access, Inc.
 23.3      --  Consent of Deloitte & Touche LLP with respect to the
               financial statements of FaciliCom International, Inc.
 23.4      --  Consent of PricewaterhouseCoopers LLP with respect to the financial statements of World Access, Inc.
 23.5      --  Consent of Ernst & Young LLP with respect to the financial statements of Cherry Communications Incorporated (d/b/a
               Resurgens Communications Group) and Cherry Communications
               U.K. Limited.
 23.6      --  Consent of Grant Thornton LLP with respect to the financial statements of Cherry Communications Incorporated (d/b/a
               Resurgens Communications Group) and Cherry Communications
               U.K. Limited.
 23.7      --  Consent of Ernst & Young LLP with respect to the financial statements of Telco Systems, Inc.
 23.8      --  Consent of KPMG LLP with respect to the financial statements of NACT Telecommunications, Inc.
 24.1*     --  Power of Attorney of World Access.


---------------

* Previously filed.

     (B) FINANCIAL STATEMENT SCHEDULES. The financial statement schedules that are required by Regulation S-X are incorporated herein by reference to our Annual Report on Form 10-K for the year ended December 31, 1998.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrants hereby undertake:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (1) (i) and (1) (ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in the post-effective amendment by those paragraphs is contained in periodic reports filed by the registrants pursuant to
     Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Atlanta, state of Georgia, on November 4, 1999.



                                          WORLD ACCESS, INC.


                                          BY:     /s/ JOHN D. PHILLIPS
                                            ------------------------------------
                                              John D. Phillips
                                              Chairman, President and Chief
                                              Executive Officer


     Pursuant to the requirements of the Securities Act, this Amendment has been signed by the following persons in the capacities indicated as of November 4, 1999.


                 SIGNATURES                                        TITLE
                 ----------                                        -----


            /s/ JOHN D. PHILLIPS                Chairman, President and Chief Executive
--------------------------------------------      Officer (Principal Executive Officer)
              John D. Phillips

             /s/ MARK A. GERGEL                 Director, Executive Vice President and Chief
--------------------------------------------      Financial Officer (Principal Financial
               Mark A. Gergel                     Officer)

            /s/ MARTIN D. KIDDER                Vice President and Corporate Controller
--------------------------------------------      (Principal Accounting Officer)
              Martin D. Kidder

                   /s/  *                       Director
--------------------------------------------
            Stephen J. Clearman

                   /s/  *                       Director
--------------------------------------------
             John P. Imlay, Jr.

                   /s/  *                       Director
--------------------------------------------
              Carl E. Sanders

                                                Director
--------------------------------------------
             Lawrence C. Tucker

          *By: /s/ MARK A. GERGEL
--------------------------------------------
              Mark A. Gergel,
              Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT
  NO.                            DESCRIPTION OF EXHIBIT
-------                          ----------------------
5.1      --   Opinion of Long Aldridge & Norman LLP.
23.1     --   Consent of Long Aldridge & Norman LLP (included in Exhibit
              5.1).
23.2     --   Consent of Ernst & Young LLP with respect to the financial statements of World Access, Inc.
23.3     --   Consent of Deloitte & Touche LLP with respect to the
              financial statements of FaciliCom International, Inc.
23.4     --   Consent of PricewaterhouseCoopers LLP with respect to the
              financial statements of World Access, Inc.
23.5     --   Consent of Ernst & Young LLP with respect to the financial statements of Cherry Communications Incorporated (d/b/a
              Resurgens Communications Group) and Cherry Communications
              U.K. Limited.
23.6     --   Consent of Grant Thornton LLP with respect to the financial statements of Cherry Communications Incorporated (d/b/a
              Resurgens Communications Group) and Cherry Communications
              U.K. Limited.
23.7     --   Consent of Ernst & Young LLP with respect to the financial statements of Telco Systems, Inc.
23.8     --   Consent of KPMG LLP with respect to the financial statements of NACT Telecommunications, Inc.
24.1*    --   Power of Attorney of World Access.


---------------

* Previously filed.